Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Avidia Bancorp, Inc.:

Name	State of Incorporation

Avidia Bank	Massachusetts

Hudson Securities Corporation (1)	Massachusetts

Eli Whitney Securities Corporation (1)	Massachusetts

42 Main Street Corporation (1)	Massachusetts

(1)	Wholly owned subsidiary of Avidia Bank